UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number: 001-35126

21Vianet Group, Inc.

M5, 1 Jiuxianqiao East Road,

Chaoyang District

Beijing 100016

The People’s Republic of China

(86 10) 8456 2121

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of AGM Results

21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today announced the shareholder resolutions adopted at its annual general meeting of shareholders held in Beijing on May 29, 2014.

The Company’s shareholders adopted the following resolutions as ordinary resolutions:

THAT the authorised share capital of the Company be increased from (A) US$7,700 divided into (i) 470,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and (ii) 300,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00001 each to (B) US$15,000 divided into (i) 1,200,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and (ii) 300,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00001 each, by the creation of an additional 730,000,000 Class A Ordinary Shares with a nominal or par value of US$0.00001 each to rank pari passu in all respects with the existing Class A Ordinary Shares.

THAT the 2014 Share Incentive Plan be approved and adopted.

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

21Vianet Group, Inc.

By :	/s/ Shang-Wen Hsiao
Name:	Shang-Wen Hsiao
Title:	Chief Financial Officer

Date: June 3, 2014

Exhibit Index

Exhibit 99.1 — 2014 Share Incentive Plan